

February 16, 2010

Via Facsimile (416) 360-7709

Mr. Jeff Swinoga
Vice President, Finance and Chief Financial Officer
North American Palladium Ltd.
130 Adelaide Street West, Suite 2116
Toronto, Ontario M5H 3P5

> **Re:** **North American Palladium Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 1-15142**

Dear Mr. Swinoga:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director